REG TECHNOLOGIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
DATED August 30, 2006

The following discussion of the results of operations of the Company for the fiscal year ended April 30, 2006, and in comparison to the same period of the prior year, should be read in conjunction with the Company’s Financial Statements and accompanying notes for the periods ended April 30, 2006 and 2005.

Overall Performance

We are engaged in the business of developing and building an improved axial vane-type rotary engine known as the Rand CamTM Direct Charge (“RC/DC”) Engine, which is a variation of the Original Engine. The Original Engine is an axial vane rotary engine, the worldwide marketing rights to which are held by Reg Technologies, Inc. excluding the U.S. rights that are licensed to REGI U.S., Inc. Since no marketable product has yet been developed, we have not received any revenues from operations.

Selected Annual Information

The following information is derived from our financial statements for each of the two most recently completed financial years:

	April 30, 2006	April 30, 2005 (restated)
Net sales or total revenues	$nil	$nil
Net income or (loss) before discontinued items or extraordinary items - total - per share undiluted - per share diluted
	(1,033,398)	(5,441,027)
	(0.01)	(0.25)
	(0.01)	(0.25)
Net income or loss after discontinued operations - total - per share undiluted - per share diluted
	(1,033,398)	(5,441,027)
	(0.01)	(0.25)
	(0.01)	(0.25)
Total assets	500,056	191,586
Total long-term financial liabilities	$ nil	$ nil
Cash dividends declared per share	$ nil	$ nil

Results Of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP.

The Company is a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology. The worldwide marketing and intellectual rights, other than the U.S., are held by Reg Technologies, Inc. a Canadian public company, which owns 6.9 million shares (directly and indirectly) of REGI U.S., Inc. (a U.S. public company). REGI U.S., Inc. owns the U.S. marketing and intellectual rights. Rand

Energy Group Inc. and REGI US, Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology. As at April 30, 2006 Rand Energy Group Inc. owes Reg Technologies$2,609,079 (2005 - $2,809,664) which will be fully repaid prior to royalty obligations due, and prior to dividends being paid to the owners of Rand Energy Group Inc.

The Company’s direct investment in REGI U.S. Inc., together with its 51% ownership in Rand Energy Group Inc., gives it control over 6,396,116 shares of REGI U.S. Inc., which shares had a value of approximately US$12,344,500 as of August 28, 2006. The Company can sell, through a registered broker, up to 224,000 shares of REGI U.S., Inc., being 1% of the issued shares, during any 90-day period.

Results of Operations for the fiscal year ended April 30, 2006 (“2006”) as compared to the fiscal year ended April 30, 2005 (“2005”)

The Company had consolidated net loss of $1,033,398 in 2006 as compared to net loss of $2\5,441,027 in 2005. This decrease in net loss is mainly due to the fact that the Company had an impairment on development costs in the prior year, and a larger balance of non-controlling interest in other expenses. An impairment loss on intangible assets of $245,356 was recorded in 2006. Research and development costs totaled $nil in 2006. Gain on sale of subsidiary’s shares increased $40,729 from $345,124 in 2005 to $385,853 in 2006. Gain on issue by subsidiary of its own shares outside the consolidated group decreased by $51,181 from $383,130 in 2005 to $331,949 in 2006. General and administrative expenses increased by $902,124 to $1,574,083 in 2006 from $672,000 in 2005. This net increase is a result of more activity in the Company. Management and directors’ fees decreased by $30,169 to $43,959 in 2006 compared to $74,128 in 2005. Office, printing and couriers increased to $317,522 in 2006 from $34,534 in 2005. Stock-based compensation for 2006 was $209,324 compared to $91,298 in 2005. Travel and promotion increased to $80,280 in 2006 from $45,762 in 2005.

Financing Activities

The Company’s cash position as at April 30, 2006 was $427,777. The Company plans to raise funds through further REGI U.S., Inc. equity financings and through the sale of REGI U.S., Inc. shares on the open market. During the fiscal year ended April 30, 2006, REGI U.S., Inc. closed a private placement offering for subscriptions of 1,500,000 units of REGI at a purchase price of US$0.60 per unit, for total cash proceeds of US$880,980. Each unit consists of one common share of REGI and one-half non-transferable share purchase warrant. Each two one-half warrants may be exercised within one year of the date of issuance to the purchaser at a price of US$0.80 and US$1.00 per share within the second year of issuance. The Company completed a license agreement with Rand Energy Group Inc. for the world wide rights for the Rand Cam™ technology, excluding the U.S. rights.

During the fiscal year ended April 30, 2006, the Company issued 1,496,039 shares through the exercise of stock options and warrants for cash proceeds of $262,468.

Nature of the Company’s Operations

We are engaged in the business of developing and building an improved axial vane-type rotary engine known as the Rand CamTM Direct Charge (“RC/DC”) Engine, which is a variation of the Original Engine. The Original Engine is an axial vane rotary engine, the worldwide marketing rights to which are held by REGI as to the U.S. rights and Reg Technologies, Inc. as to the world wide rights excluding the U.S. rights. Since no marketable product has yet been developed, we have not received any revenues from operations.

The RC/DC Engine is based upon the Original Engine patented in 1983. Brian Cherry, a former officer and director of the Company, has done additional development work on the Original Engine that resulted in significant changes and improvements for which the U.S. patent has been issued and assigned to us. We believe the RC/DC Engine offers important simplification from the basic Original Engine, which will make it easier to manufacture and will also allow it to operate more efficiently.

Based upon testing work performed by independent organizations on prototype models, we believe that the RC/DC Engine holds significant potential in a number of other applications ranging from small stationary equipment to automobiles and aircraft. In additional to its potential use as an internal combustion engine, the RC/DC Engine design is being employed in the development of several types of compressors, pumps, expanders and other applications.

To date, several prototypes of the RC/DC Engine have been tested and additional development and testing work is continuing. We believe that such development and testing will continue until a commercially feasible design is perfected. There is no assurance at this time, however, that such a commercially feasible design will ever be perfected, or if it is, that it will become profitable. If a commercially feasible design is perfected, we do, however, expect to derive revenues from licensing the Technology relating to the RC/DC Engine regardless of whether actual commercial production is ever achieved. There is no assurance at this time, however, that revenues will ever be received from licensing the Technology even if it does prove to be commercially feasible.

We believe that a large market would exist for a practical rotary engine which could be produced at a competitive price and which could provide a good combination of fuel efficiency, power density and exhaust emissions.

Based on the market potential, we believe the RC/DC Engine is well suited for application to internal combustion engines, pumps, compressors and expansion engines. The mechanism can be scaled to match virtually any size requirement. This flexibility opens the door to large markets being developed.

We have built prototypes for these products including air pumps for fuel cell applications and air conditioning compressors. Our strategy is to develop engines and compressors for low to medium horsepower applications, then apply the Technology to larger applications. We plan to license the Technology or enter into joint venture arrangements for other specific applications. The licensee or joint venture partners will then provide funding for research and development of the specific applications.

Two prototype engines were built in 1993 and 1994 by the WVURC to run on gasoline. Testing on these prototypes suggested that the concept is fundamentally sound and that with a program of engine review, design, testing and development, a technically successful range of engines can be developed. The current prototype design for the diesel engine was designed by a consortium made up of Alliant Techsystems (formerly Hercules Aerospace Company) ("Alliant"), WVURC and us. Alliant was involved in the design and development including drawings for the RC/DC diesel engine. In addition Alliant performed extensive analysis on the diesel engine including bearings, cooling, leakage, rotor, vanes, housing, vane tip heating, geometry and combustion. This engine was designed as a general-purpose power plant for military and commercial applications. A prototype of the diesel engine has been assembled and tested.

On September 7, 2004 we announced that the unmanned vehicle applications for the Rand Cam™ technology is on going, and we expect our licensee to continue development and subsequent engine testing this year.

On November 3, 2004 we announced that the Canadian Patent was issued for the Rand Cam™ Rotary Engine effective October 5, 2004. The term of the patent is twenty years from the date of the filing on December 11, 1992.

On November 29, 2004, we announced that a world wide license agreement, excluding the rights for the United States of America that are held by REGI U.S., Inc. for the Rand Cam™ technology has been successfully completed with Rand Energy Group Inc. Reg Technologies, Inc., our parent company, has agreed to pay a 5% net profit interest and make annual payments of $50,000. Reg Technologies, Inc. will be responsible for 50% of the costs for development and production of the Rand Cam™ technology.

The worldwide patents cover Canada and several countries in Europe, namely, Germany, France, Great Britain, and Italy. Reg Technologies, Inc., together with REGI U.S., Inc., is in the process of testing a Rand Cam™ diesel engine for a generator application for hybrid electric cars.

On April 19, 2005 we announced that successful combustion tests were completed with Rand Cam™ Engine new vane design using gasoline fuel. The series of tests took place at SNK’s facilities in Richmond B. C. with starter speed of up to 490 RPM, utilizing a unique vane design that does not require vane tip seals.

On November 30, 2005, we announced that the modifications for the 42 H.P. diesel engine had been completed by Ebco Industries Ltd. This version includes six additional cam designs with a special coating to ensure durability, which will be tested for diesel, gasoline, hydrogen, pump and compressor applications.

On January 24, 2006, we announced that several continuous successful combustion tests at 245 RPM were completed on the new version of the Rand Cam™ Engine.

On February 14, 2006, we announced that the 125 H.P. RadMax™ engine had been received by REGI U.S., Inc. from Radian Milparts and will be tested by our rotary engine specialist.

On March 28, 2006 we announced that the final modifications that were successfully implemented on the 42 H.P. Rand Can are currently being completed for the 125 H.P. version of the RadMax engine.

On May 1, 2006 we amounted that the fuel cell components being built by Anuvu on behalf of the Company are in the final cutting and assembly stages.

On June 20, 2006 we announced that the final modifications for the 125 H.P. version of the RadMax engine have been completed and an extensive testing program will commence immediately.

Anuvu Incorporated

On July 5, 2005, the Company announced the completion of an exclusive distributor agreement between the Company, REGI U.S. and Anuvu Incorporated. The Company paid $200,000 to exercise the rights to distribute the Anuvu Fuel Cell technology for Canada. REGI U.S. has the remaining option to pay $300,000 for the European rights of which $150,000 is to be paid within 90 days of the Agreement with the balance by November 30, 2005. The rights are subject to a royalty of 5% of gross sales. The Company and REGI U.S. will receive up to 1,000,000 warrants of Anuvu based on 2 warrants issued for every $1.00 paid for the Distribution rights. Each warrant will be exercisable to acquire one share of Anuvu’s common stock at $0.01 per share up to one year from the date of payment. As of February 28, 2006, the European rights have lapsed.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue	Net Earnings (Loss)
		$	Per Share	Diluted per share

April 30, 2006	$nil	(286,930)	(0.01)	(0.01)
January 31, 2006	$nil	240,261	0.01	0.01
October 31, 2005	$nil	(595,215)	(0.03)	(0.03)
July 31, 2005	$nil	(391,514)	(0.02)	(0.02)
April 30, 2005	$nil	(5,708,540)	(0.26)	(0.26)
January 31, 2005	$nil	204,499	0.01	0.01
October 31, 2004	$nil	(87,716)	0.00	0.00
July 31, 2004	$nil	(39,725)	0.00	0.00

Liquidity and Capital Resources

In the past, we have derived most of our development and operating capital primarily from the issuance of our capital stock and our subsidiary REGI U.S., Inc. We have also caused our subsidiary, Rand Energy Group Inc. to sell shares it owned in REGI U.S., Inc. Reg Technologies, Inc. also directly owns 3,320,000 shares of REGI U.S., Inc. with a value of US $6.4 million at August 28, 2006. During the fiscal year ended April 30, 2006 REGI U.S., Inc. closed a private placement offering for subscriptions of 1,500,800 units of REGI at a purchase price of US$0.60 per unit, for total cash proceeds of US$880,908. Each unit consists of one common share of REGI and one-half non-transferable share purchase warrant. Each two one-half warrants may be exercised within one year of the date of issuance to the purchaser at a price of US$0.80 and US$1.00 per share within the second year of issuance.

We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity

During the fiscal year ended April 30, 2006, we financed our operations and received $1,821,135 by:

(i)	net repayment of financial support to companies affiliated with the President of the Company in the amount of $114,626. These amounts are unsecured, non-interest bearing and due on demand;

(ii)	issuing capital stock for $262,468;

(iii)	receiving subscriptions for $4,452;

(iii)	receiving proceeds from issuing of subsidiary’s capital stock for $1,278,188;

(iv)	receiving proceeds from sale of subsidiary’s shares for $390,653.

During the fiscal ended April 30, 2006, we used cash in the amount of $1,544,000 on operating activities as compared to $628,000 for the same period last year through:

(i)	payment of consulting services and investor relations for $936,000;

(ii)	payment of management and directors fees for $44,000;

(iii)	payment of professional fees for $118,000;

(iv)	payment of transfer agent and filing fees for $21,000;

(v)	payment of travel and promotion for $80,000;

(vi)	payment of wages and benefits for $18,000;

(vii)	payment of other general and administrative expenses for $327,000

During the fiscal year ended April 30, 2006, we used no cash on investing activities by:

Our cash position has increased to $427,777

Related Party Transactions

The Company shares office space, staff and service providers with a number of private and public companies with several directors in common. The amounts owing to related parties, totalling $46,681 (2005 - $164,267) are unsecured, non-interest bearing and due on demand. These parties are related due either parties acting as officers or directors of the Company or due to the President of the Company controlling or significantly influencing the related companies. Administrative fees, public relations expenses, management fees and directors’ fees were paid to the officers, directors and companies controlled by officers and directors totalling $163,788 for services rendered.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosures concerning the Company’s research and development costs, deferred development costs and general and administrative expenses are provided as follows:

During the fiscal year ended April 30, 2006, the Company incurred the following for a total of $82,884:

(i)	prototype design and construction for $2,604;

(ii)	travel and promotion for $80,280

The Company decided to write-off all deferred development costs totaled $8,545,324 in 2005 due to uncertainty of future cash flows.

Outstanding Share Data

The Company’s authorized share capital consists of:

50,000,000	Common shares without par value
10,000,000	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
5,000,000	Class A non-voting shares without par value. Special rights and restrictions apply.

There were no Preferred shares nor Class A non-voting shares issued and outstanding. As at April 30, 2006, there are 23,899,009 common shares issued and outstanding.

Options outstanding at April 30, 2006 are as follows:

Exercise price ($)	Number of Shares
0.30	893,750
0.19	250,000
0.14	25,000

1,168,750

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com